KROLL INC.
                                900 Third Avenue
                            New York, New York 10022



                                 March 14, 2003

                United States Securities and Exchange Commission
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

Re:  Kroll Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3. File No. 333-101150

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kroll Inc. (the "Company") hereby requests that its Post-Effective Amendment No. 1 (the "Post-Effective Amendment"), filed on March 4, 2003, to the Registration Statement on Form S-3 (File 333-101150), filed on November 12, 2002, be withdrawn, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the above-referenced Post-Effective Amendment pursuant to discussions with the Securities and Exchange Commission. The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.


Very truly yours,


Kroll Inc.


By: /s/ Sabrina H. Perel
   ---------------------------------
Name:   Sabrina H. Perel
Title:  Vice President, Secretary and General Counsel